UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transaction Period Ended:		December 31, 2001

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DecisionLink, Inc.

Full Name of Registrant

Former Name if Applicable

1181 Grier Drive, Suite B

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 6, 2001, DecisionLink, Inc. (the "Registrant") filed a voluntary petition under Chapter 11 of the Federal Bankruptcy laws in the United States Bankruptcy Court, District of Nevada.  As a result, financial information necessary for the filing of a complete and accurate Form 10-KSB could not be provided within the prescribed time period without unreasonable effort and expense.

On March 6, 2002, the Registrant requested of the Securities and Exchange Commission ("SEC"), relief from its Exchange Act reporting obligations and further requested that the SEC take no action against it for not timely meeting its Exchange Act reporting obligations, until such time as it is released from Chapter 11.  This request was based on the following factors:

1.          The Registrant's cash balance was exhausted on the bankruptcy petition date.

2.                               The Registrant received limited debtor-in-possession financing which is not sufficient to cover costs associated with the annual audit for the year ended December 31, 2001 and Exchange Act reporting obligations thereafter.

3.                               The Registrant does not have the required personnel to prepare reports under the Exchange Act.  Therefore, the filing of periodic reports would present an undue hardship on the Registrant.  The undersigned, as Chief Financial and Accounting Officer needs to devote substantially all of my business time to running the daily financial operations of the Registrant including development and implementation of the disclosure statement and plan of reorganization and responding to requests of the Registrant's bankruptcy counsel and its senior lenders and pressing daily matters.  There is nobody else that is employed by the Registrant who can prepare the reports without my participation.

4.                               There is a limited market for the Registrant's common stock.

5.                               The Registrant has continuously informed its shareholders through its Exchange Act filings of its deteriorating financial condition.

(A)                       In the Registrant's Quarterly Report on Form 10-QSB for June 30, 2001, under Management's Discussions and Analysis of Financial Condition ("MD&A") - "Material Changes in Financial Condition" the Registrant disclosed:

The Company will continue to seek additional financing for the foreseeable future.  We have engaged The Ivy-Group, Inc. as our general financial advisor for ongoing financing of the Company.  During the eleven-month period from the merger through June 30, 2001, our monthly cash burn rate for operating and investing activities has approximated $462,000.  During the current quarter, our monthly cash burn rate for operating and investing activities has been reduced to approximately $291,000 per month in part due to the necessity of carrying certain accounts payable balances beyond their due dates.  At our current rate of cash burn, we have a limited amount of time available to secure additional capital.  While management is currently in the process of negotiating the issuance of additional debt financing, no assurance can be given that sufficient additional capital can be obtained to meet our projected short-term requirements, or if obtained, that it will be on terms and conditions favorable or affordable to the Company.  Management recognizes that in light of the current state of the capital markets, our current rate of cash burn must be substantially reduced in order the achieve our strategic objectives and to meet our current and future financial obligations.  Management is therefore undertaking a complete analysis of its strategic plan and day-to-day operations, and it expects to implement an expense reduction plan by no later than September 15, 2001.

And in the same report the Registrant continued to state:

If the Company is unable to service its financial obligations as they become due, it will be required to adopt alternative strategies, which may include, but are not limited to, actions such as reducing management and employee headcount and compensation, attempting to restructure existing financial obligations and/or seeking a strategic merger or acquisition.  There can be no assurance that any of these strategies could be affected on satisfactory terms.

(B)                         Following the filing of the above Form 10-Q, the Registrant was able to complete a financing transaction as reported below for August 31, 2001.  In the Registrant's Quarterly Report on Form 10-QSB for September 30, 2001 under MD&A - "Company Outlook":

On August 31, 2001, the Company received net proceeds totaling $1 million in the form of 12% debentures due July 2003.  This money was used to fund ongoing operations, payment of interest and working capital.  As of November 9, 2001, the Company had sufficient cash to fund its payroll for only the pay period ended November 11, 2001.  Management has been aggressively exploring alternative strategies to best preserve the Company's assets.  Effective November 9, 2001, virtually all of the Company's staff had been on a one-week unpaid furlough in order to allow management and the Board of Directors additional time to assess the practicality of these strategies.  Each strategy requires the influx of additional working capital.  Management and members of the Company's board of directors are in active discussions with several sources of potential financing.  No assurance can be given that sufficient capital can be obtained to meet the Company's existing financial obligations and continue its operations.  If capital is not made available to the Company immediately, the Company may have no alternative but to seek protection from its financial obligations through a bankruptcy petition.

(C)                         Finally, the Registrant filed for bankruptcy court protection on December 6, 2001 and issued a press release on December 7, 2001, filed on Form 8-K, in which it stated:

Under Chapter 11, management is continuing to operate the Company with court protection from its creditors while it seeks to reorganize its business.  The decision resulted from continued losses, the inability to obtain sufficient financing outside of bankruptcy protection and the Company's inability to make interest payments to its senior lenders due December 1, 2001, as well as meet its working capital requirements.

Thus, the market place had been conditioned for a bankruptcy filing and received full disclosure regarding same.

6.                               The registrant has informed the Office of the United States Trustee ("U.S. Trustee") that there is currently no enterprise value in the equity of the estate of the Registrant and further that it does not believe that there is a reasonable possibility of an "earn out" to the benefit of the estate's equity holders over a reasonable period of time.  Based on this assessment, the Registrant has informed the U.S. Trustee that it does not support the formation of an equity holder committee.

To date, the Registrant's request remains before the SEC for consideration.  Should the Registrant's request for relief from its Exchange Act reporting obligations be accepted by the SEC, it will file on a quarterly basis with the SEC on Form 8-K its Monthly Operating Reports as filed with the U.S. Bankruptcy Court, District of Nevada.  Should the Registrant's request for relief from its Exchange Act reporting obligations be denied by the SEC, it will be unable to timely file its required periodic reports.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ken Culver	214	575-7600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant decline in results of operations from the corresponding period for the last calendar year primarily due to the 2001 fourth quarter bankruptcy related write-off of goodwill, deferred financing costs, and beneficial conversion features totaling approximately $20,330,434, $1,419,010 and $706,606, respectively, resulting in a loss of approximately $30,366,431 in fiscal year 2001 as compared to a loss of $1,999,765 and $7,683,290 in the three months ended December 31, 2000 and in the period ended September 30, 2000, respectively.

DecisionLink, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2002	By	/s/ R. Kenyon Culver
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).